UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13A-16 OR 15D-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of July 2023

Commission File Number: 001-41353

Genius Group Limited

(Translation of registrant’s name into English)

8 Amoy Street, #01-01

Singapore 049950

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

On July 26, 2023, Genius Group Ltd. (the “Company”) executed and delivered a bridge note with an accredited investor in the face amount of $3.2 million, which has a $200,000 original issue discount. Pursuant to the bridge note, $1,000,000 shall be delivered to a bank account identified by the Company upon closing and the Company shall keep $2,000,000 of the Loan Proceeds on deposit in a blocked account subject to an account control agreement with the investor. The proceeds held in the blocked account may be released at the investor’s discretion on each of August 24, 2023 and September 24, 2023. The maturity date of the bridge note is the earlier of November 24, 2023 and the date of entry into definitive documentation or funding of a Subsequent Financing. Simultaneously with the execution of the bride note, the Company’s entered into an amendment agreement with investor with respect to the original note with the accredited investor issued on August 26, 2022, and due February 26, 2025 (“Note”) was reverted to its original terms prior to the amendments previously announced on March 28, 2023, with certain modifications permitting the Company to consummate its previously announced spin off and future financings pursuant to a registration statement to be filed in conjunction therewith. The investor and the Company agree to that the investor may accelerate monthly installment payments under the Note with respect to current and future monthly installments in accordance with Section 8(e) of the Note, provided that Holder agrees that it will no longer accelerate any Installment Amount pursuant to Section 8(e) of the Note as amended by this Amendment following the earlier to occur of (A) the date that the Company consummates a public offering of its Ordinary Shares, or units comprised of Ordinary Shares and warrants to purchase its Ordinary Shares, which results in aggregate Net Proceeds to the Company equal to at least 130% of the sum of (x) the entire outstanding Conversion Amount of the Notes and (y) the entire outstanding principal balance of the Bridge Loan (such sum of (x) and (y), the “Aggregate Debt”) measured as of the Trading Day prior to the consummation of such public offering and (B) such time that the Aggregate Debt is less than $4,000,000 (all capitalized terms used and not defined herein are used as defined in the Note).

The foregoing is only a summary of the terms of Bridge Note and Amendment and is qualified in its entirety by reference to the full text of the Bridge Note and Amendment which are filed herewith as Exhibit 99.1 and Exhibit 99.2

EXHIBIT INDEX

Exhibit

99.1	PROMISSORY NOTE
99.2	Fourth Amendment Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GENIUS GROUP LIMITED

Date: July 27, 2023
	By:	/s/ Roger James Hamilton
	Name:	Roger James Hamilton
	Title:	Chief Executive Officer and Chairman (Principal Executive Officer)